

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Adam M. Schlichtmann
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199

Re: Blackstone Alternative Alpha Fund II (the "Fund")
       File Numbers 811-22743 & 333-185238

Dear Mr. Schlichtmann:

On January 15, 2013 the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The registration statement contains many blank spaces related to fees, costs and percentages; we will review the Fund's financial statements, expense table and other information submitted in subsequent amendments and may have comments regarding that information. We have referenced the captions and page numbers from the registration statement to indicate the sections of the registration statement to which each comment relates. However, you should regard any comment made with respect to one section of the registration statement to apply to similar disclosure elsewhere in the registration statement. We note in this connection that the filing contains three prospectuses, one for each class, that are substantially similar. Our prospectus review focused primarily on the prospectus for Class I Shares. As appropriate, conforming changes should be made to each prospectus in response to our comments.

Our comments regarding the filing are set forth below.

General

1.   Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement. In this connection indicate whether FINRA has reviewed the Distribution and Service fees to be received by the Distributor and any potential reimbursements of expenses which may be paid to the Distributor by the Fund as discussed under the caption "Subscription for Shares."

2.   The summary section of the prospectus discloses that the Fund will invest directly or indirectly in investments funds, including investment funds that will invest in derivatives. Please summarize in this section, and disclose the types of derivative investments to which the Fund's assets may be exposed. In this regard, s*ee* The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010).

As noted above, the Master will make its investment in these funds either directly or indirectly. Explain how the Master intends to make indirect investments in investment funds.

3.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example:

- reformat the disclosures appearing in all capital letters on the prospectus cover, as well as similar disclosure appearing elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g., bold),
- clarify the meaning of the following disclosure appearing on Page 27 of the Class I prospectus: "In addition, the terms of such investments may prohibit or impose significant limitations on the holders of investments to sell or otherwise transfer interests in such investments," and lastly
- explain the meaning of the underlined term used in this context in the following sentence: "Legal, tax and regulatory developments that may adversely affect the Fund or the Master Fund could occur during the term of the Fund or the Master Fund that may adversely affect the Fund or the Master Fund."

4.   The EDGAR filing system tracks series and classes of investment companies. Absent proper identification of each series and class affected by a filing, the filing is not deemed effective with respect to the intended series or class. As stated in footnote 5 to the expense table "the Fund intends to operate pursuant to an exemptive order that has been granted by the SEC to permit the Fund to offer multiple classes of shares." Clarify whether in connection with this order a system exist, or is contemplated to permit the Fund to identify its classes in the EDGAR system similar to the manner done by open-end funds.

5.   Remove the "Table of Content" header appearing at the top of every page in the filing.

Prospectus Cover

6.   The Fund is structured as a feeder fund in a master-feeder arrangement that offers Fund shares in several classes. This structure may suggest that the Fund is an open-end fund. Accordingly, add disclosure like that which follows to the cover to dispel any notion that the Fund may be an open-end fund. For example, disclose that: unlike an open-end fund the Fund does not provide liquidity, shareholders may not be able to sell their shares, and that the Fund as a feeder fund is a separate closed-end fund and not a series of a single fund.

Prospectus

Summary of Terms
Investment Strategy – Page 1

7.   Disclosure in the summary and elsewhere indicates that the Master Fund pursues its investment objective by:

"directly or indirectly investing in non-traditional or "alternative" strategies by investing in investment partnerships, managed funds, corporations, securities and <u>other assets held in segregated accounts</u> and other investment funds, which may include investment funds commonly referred to as "hedge funds" ("Investment Funds"), <u>generally</u> managed by outside parties (the "Portfolio Managers"), that invest in or trade in a wide range of investments (<u>including, but not limited to</u>, equities and fixed income securities, currencies, derivative instruments, futures contracts, options on futures contracts, and commodities) as more fully described under "Investment Objective and Strategies."

Explain to the staff, supplementally, what the first underlined clause means, i.e., the type of fund investment that this constitutes. For example, what type of investment is an investment in "other assets held in segregated accounts." With respect to the second underlined word, "generally," explain whether portfolio managers may be affiliated, i.e., use of the word generally suggests that sometimes they may be outside parties and sometimes they may be affiliated managers. Lastly, with respect to the last underlined clause, particularly the "not limited to" portion thereof, indicate that these funds may invest without limit.

Risk Factors – Page 6

8. Disclosure on this page indicates that the Master Fund may invest in put options or utilize futures contracts. With respect to this activity, clarify, in the strategy discussion, whether the Fund may purchase and sell these instruments, whether the options may be OTC and/or exchange traded and whether they may be domestic or European style options.

Subscription for Shares – Page 9

9. The second paragraph discusses the purchase process during the initial and continuous offerings. Revise the discussion so as to clarify whether federal funds are required for both offerings and to better define the "effective date" of a purchase.

Exculpation, Indemnification, etc. – Page 14

10. Disclosure hereunder discusses the provision of indemnification to trustees and officers with respect to all liabilities under various situations, except in situations involving adjudication on the merits of a matter where covered persons engaged in a prohibited conduct. With respect to this matter, at an appropriate location, add disclosure which confirms that, in the event of any request to hold harmless or indemnify any person as permitted under §17(h) and (i) of the 1940 Act, including i) where liability has not been adjudicated, ii) where the matter has been settled, or iii) in situations involving an advancement of attorney's fees or other expenses the Fund will follow Commission policy regarding such matters, including such policy as set forth in Release No. 11330. *See*, Investment Company Act Release No. 11330 (September 2, 1980).

Summary of Fees and Expenses – Page 17

11.   Revise the footnote 4 so as to explain more fully the bridge financing transaction referenced in the footnote. If a specific acquisition is contemplated add appropriate disclosure describing that transaction.

Investment Objective and Strategies
Investment Objective – Page 20

12.   Disclosure hereunder states that the Fund's investment objective is not fundamental and can be changed by the board of trustees without shareholder approval. Confirm that the Fund will provide shareholders with written notice of any such change.

Investment Strategy

13.   The second paragraph discusses BAAM's experience in managing multi-manager funds. The second and third sentences of that paragraph should be toned down, or otherwise revised so as to alter the statements or concepts therein that might tend to overstate certain matters of fact. Specifically, delete the indicated words and phrases from the following quoted passage:

> "As a result of its experience managing "multi-manager" funds since 1990, BAAM has developed rigorous criteria for evaluating, selecting and monitoring outside managers. BAAM believes that its extensive due diligence and Portfolio Manager evaluation processes enable it to identify Portfolio Managers with investment styles and strategies that may produce the attractive risk-adjusted returns sought by the Master Fund and the Fund."

Risks – Page 24

14.   Add the following statement, which appears in the second paragraph, to the lead-in statement ahead of the bullets on the prospectus cover: "Investment in the Fund involves a high degree of risk."

15.   The next sentence indicates that only sophisticated investors may purchase Fund shares. Earlier disclosure states that Fund shares are sold only to accredited investors as defined in Regulation D under the Securities Act. Either confirm to the staff that it is accepted industry practice to deem accredited investors to be sophisticated investors or revise this disclosure.

Risks Associated With BAAM and the Operation of the Fund
Diversification **– Page 25**

16.   Disclosure under this caption discusses the lack of limits as to the markets, trading styles and asset categories in which the Master Fund may invest, how the investment funds will typically provide further diversification through their own investment portfolio and that the Fund and the Master Fund may change their diversification guidelines. Some investors may infer from this disclosure that the Funds are diversified. Add disclosure to this discussion that clearly states

that both Funds are non-diversified funds. Further, revise the second paragraph of this disclosure to clarify the significance of a change of the Fund's and Master Fund's diversification guidelines.

Repurchase In Kind; Liquidating SPVs **– Page 27**

17.   A sentence in the second paragraph states that: "Such repurchase proceeds may include, without limitation, interests in a special purpose vehicle or some other <u>method</u> (or combination thereof), which the Board of Trustees determines to be equitable under the circumstances." The use of the highlighted term in this context is not clear. Please revise or clarify this disclosure.

Borrowing by the Fund; Investments are Leveraged **– Page 28**

18.   Delete the redundant disclosure in Items (b) and (c) in the paragraph under this caption. Disclose the Funds borrowing limit or, if applicable, disclose that each Fund may borrow up to ⅓ of Fund assets, i.e., the full statutory limit.

Risks Arising from Investment Activities of the Investment Funds
Investment Funds' Exposure to Lehman Brothers Bankruptcy and Its Affiliates' Insolvency **– Page 36**

19.   Disclosure hereunder indicates that some investment funds may currently have exposure to various Lehman entities on which they have not been able to recover. It is also stated that some investment funds may take steps to segregate these investments so as to limit the impact to only existing investors. Disclose these risks in the summary.

Risk of Indirectly Investing in "Side Pockets" **– Page 41**

20.   Add the substance of the first sentence and the penultimate sentence of this paragraph to the summary. Similarly, include in that information the substance of the earlier discussion regarding restrictions and gates appearing on page 31, as well as the information regarding lock-ups and suspensions referenced on page 60.

Management of the Fund
Management Agreement **– Page 50**

21.   Revise the following disclosure so as to clearly indicate the persons primarily responsible for day to day management of the Fund and Master Fund: "Alberto Santulin and John (JT) Shields, in conjunction with the entirety of BAAM's Investment Committee and with the support of a team of other individuals employed by BAAM, have day-to-day management responsibilities for the Fund and the Master Fund." *See* Item 9.1.c. of Form N-2. The current format suggests that the two portfolio managers, the committee, and the team are all primarily responsible for day to day management of the Fund and Master Fund.

Subscription for Shares
The Offering – Page 54

22.   Disclosure in the first paragraph states that: "The Fund will not commence investment operations until the termination of the initial offering period." Disclose if BAAM will be paid the 1.25% advisory fee during this time. Disclosure in the fourth paragraph states that: "If a closing does not occur, the subscription amount will be returned to the investor." Confirm supplementally that this policy applies to both offerings.

Repurchases and Transfers of Shares
Repurchases of Shares – Page 59

23.   Disclosure hereunder indicates that shareholders tendering all of their shares for repurchase will receive 90% of the unaudited net asset value of their shares; but that if they tender less than all of their shares they will receive a single payment of 100% of such value. Please explain how this dissimilar treatment of shareholders satisfies the requirement of Rule 13e-4 under the Securities Exchange Act of 1934 that the offer be open to all security holders.

Forced Redemption – Page 61

24.   Disclosure hereunder states that the Fund may repurchase an investment sold without the Fund's consent or cause a shareholder to sell his investment for "<u>any reason</u> deemed advisable by the Board" including those reasons listed in the bullet points. Delete or explain why the above highlighted clause should not be viewed as being overly broad. The next sub-caption, "Transfer of Shares" on page 62 states that shares may only be sold with written consent or by operation of law. Since shares may only be sold in the latter two instances, explain to the staff the instances to which the policies set forth under the "Forced Redemption" sub-caption are designed to cover.

Description of Shares – Page 64

25.   The fifth paragraph discusses requirements for the authorization of actions by the Fund and sets forth a list of actions to which the policy applies, including: "(iv) the issuance or transfer by the Fund of any securities issued by the Fund to any other person or entity for cash, securities or other property (or combination thereof). . ." Delete the highlighted disclosure. *See* §23(a) of the 1940 Act.

26.   The latter part of the paragraph notes that the provisions referenced in the paragraph are anti-takeover provisions and that they may have the effect of discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. Add to this disclosure that such provisions may have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund.

APPENDIX A - SUPPLEMENTAL PERFORMANCE INFORMATION OF SIMILAR FUNDS – Page 75

27.   Disclosure in the second paragraph states that: "The returns of share classes of the Other Funds that do not pay any fees have been excluded from the composite; the returns of fee-paying share classes of the Other Funds are shown net of the actual fees and expenses incurred by the Other Fund." The disclosure must include either actual or Fund fees. This disclosure does not now include the required SEC standard 1, 5, 10 years, and since inception performance information. Please revise the information so as to add the required information.

28.   Disclosure at the bottom of page 76 states:

> "The volatility of the indices presented may be materially different from that of the performance of the Other Funds. In addition, the indices employ different investment guidelines and criteria than the Other Funds; as a result, the holdings in the Other Funds may differ significantly from the securities that comprise the indices. The performance of the indices has not been selected to represent an appropriate benchmark to compare to the performance of the Other Funds, but rather is disclosed to allow for comparison of the Other Funds' performance to that of well-known and widely recognized indices."

Delete the information or more fully explain the basis for its inclusion. Also provide any precedent for this manner of utilizing benchmarks in performance disclosure. We may have additional comments regarding this matter.

Statement of Additional Information

FUNDAMENTAL INVESTMENT POLICIES – Page 2

29.   Disclosure in the seventh paragraph following the list of fundamental restrictions indicates that the industry concentration policy of each of the Fund and Master Fund does not preclude it from investing 25% or more of its total assets in issuers in a group of industries, for among other reasons, "in order to remain fully invested, including during the period during which the net proceeds of the offering are being invested. For purposes of this fundamental investment policy, Investment Funds are not considered part of any industry or group of industries." With respect to the first highlighted text, Fund's may not remain uninvested beyond the six month period following the offering without seeking shareholder approval to change their investment objective. *See* Guide 1 to Form N-2. Explain to the staff the basis for the second highlighted policy, i.e., the above policy stating that investment funds are not considered part of any industry or group of industries. We may have additional comments.

30.   The last sentence of this paragraph states that: "For purposes of determining compliance with Fundamental Investment Restriction (2) (regarding industry concentration), neither the Fund nor the Master Fund will consider portfolio investments held by the Investment Funds." Will this be true if the investment fund is managed by an affiliate, as indicated earlier on page 2 of the Class I prospectus.

MANAGEMENT
Board Composition and Fund Leadership Structure – Page 41

31.   Revise this discussion so as to clearly designate in each instance of a table or listing of trustees, such trustees as either interested or independent as required by Item 18, Instruction 2, to Form N-2.

    *   *   *   *   *   *   *   *   *

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

        Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

        Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____
Larry L. Greene
Senior Counsel

Thursday, February 14, 2013